PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-96063
(To Prospectus dated August 15, 2007)	Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts
B2B Internet HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated August 15, 2007 relating to the sale of up to 1,000,000,000 depositary receipts by the B2B Internet HOLDRS (SM) Trust.

The share amounts specified in the table in the “Highlights of B2B Internet HOLDRS” section of the base prospectus shall be replaced with the following:

Name of Company(1)(2)	Ticker	Share Amounts	Primary Trading Market
Ariba, Inc.	ARBA	3.4583	NASDAQ
Internet Capital Group, Inc.	ICGE	0.75	NASDAQ

(1)           Pursuant to the merger of Checkfree Corporation (NASDAQ ticker “CKRF”) and Fiserv Inc., effective close of business December 11, 2007, Checkfree Corporation is no longer an underlying constituent of the B2B Internet HOLDRS Trust.  For the 4 shares of Checkfree Corporation per 100 shares round lot of B2B Internet HOLDRS, The Bank of New York received $192.00.  The Bank of New York distributed the cash at a rate of $1.90 per depositary share of B2B Internet HOLDRS on December 13, 2007.

(2)           Pursuant to the merger of Verticalnet Inc. (NASDAQ ticker “VERT”) and BravoSolution S.p.A., effective February 1, 2008, Verticalnet Inc. will no longer be an underlying constituent of the B2B Internet HOLDRS Trust.  For the 0.01071428571 shares of Verticalnet Inc. per 100 shares round lot of B2B Internet HOLDRS, The Bank of New York will receive $0.027428.

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is December 31, 2007.